UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Capricor Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14070B 101

(CUSIP Number)

c/o Capricor Therapeutics, Inc.

8840 Wilshire Blvd., 2nd Floor

Beverly Hills, CA 90211

Attention: Karen G. Krasney, General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSONS NANCELOU, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,059,740 shares
	8	SHARED VOTING POWER -0- shares
	9	SOLE DISPOSITIVE POWER 1,059,740 shares
	10	SHARED DISPOSITIVE POWER -0- shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,059,740 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (2)
14	TYPE OF REPORTING PERSON CO

(1) Comprised of 1,059,740 shares of common stock of Capricor Therapeutics, Inc. (“Common Stock”) held in the name of Nancelou, Inc.

(2) Based on a total of 17,952,323 shares of Common Stock issued and outstanding immediately following the consummation by Capricor Therapeutics, Inc. of a registered direct offering of shares of Common Stock and simultaneous private placement of warrants to purchase shares of Common Stock on March 16, 2016.

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSONS LOUIS GRASMICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 404,303 shares
	8	SHARED VOTING POWER 1,136,755 shares
	9	SOLE DISPOSITIVE POWER 404,303 shares
	10	SHARED DISPOSITIVE POWER 1,136,755 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,541,058 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (2)
14	TYPE OF REPORTING PERSON IN

(1) Comprised of (a) 77,015 shares of Common Stock held directly by Louis Grasmick and Nancy Grasmick, tenants by the entirety, (b) 404,303 shares of Common Stock issuable upon exercise of options held by Louis Grasmick that are exercisable within 60 days of March 18, 2016, and (c) 1,059,740 shares of Common Stock held in the name of Nancelou, Inc. Certain shares issuable upon the exercise of stock options issued to Louis Grasmick are subject to early exercise under the Capricor Therapeutics, Inc. 2012 Non-Employee Director Stock Option Plan. As of March 18, 2016, Louis Grasmick has not indicated his intent to exercise early. If Louis Grasmick elects to take advantage of the early exercise feature and purchase shares prior to the vesting of such shares, the shares will be deemed restricted stock and will be subject to a repurchase option in favor of Capricor Therapeutics, Inc. if Louis Grasmick’s service to Capricor Therapeutics, Inc. terminates prior to vesting. Louis Grasmick and Nancy Grasmick, husband and wife, own 50% of Nancelou, Inc. as tenants by the entirety, and Grant Grasmick, the son of Louis Grasmick and Nancy Grasmick, owns the remaining 50% of Nancelou, Inc. Therefore, Louis Grasmick, Nancy Grasmick and Grant Grasmick are deemed to have shared voting and dispositive power with respect to the securities of Capricor Therapeutics, Inc. beneficially owned by Nancelou, Inc.

(2) Based on a total of 17,952,323 shares of Common Stock issued and outstanding immediately following the consummation by Capricor Therapeutics, Inc. of a registered direct offering of shares of Common Stock and simultaneous private placement of warrants to purchase shares of Common Stock on March 16, 2016. Shares of Common Stock subject to options held by Louis Grasmick that are exercisable within 60 days of March 18, 2016 are deemed to be outstanding for the purpose of computing the percentage ownership of Louis Grasmick.

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSONS NANCY GRASMICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- shares
	8	SHARED VOTING POWER 1,136,755 shares
	9	SOLE DISPOSITIVE POWER -0- shares
	10	SHARED DISPOSITIVE POWER 1,136,755 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,755 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (2)
14	TYPE OF REPORTING PERSON IN

(1) Comprised of (a) 77,015 shares of Common Stock held directly by Louis Grasmick and Nancy Grasmick, tenants by the entirety, and (b) 1,059,740 shares of Common Stock held in the name of Nancelou, Inc. Louis Grasmick and Nancy Grasmick, husband and wife, own 50% of Nancelou, Inc. as tenants by the entirety, and Grant Grasmick, the son of Louis Grasmick and Nancy Grasmick, owns the remaining 50% of Nancelou, Inc. Therefore, Louis Grasmick, Nancy Grasmick and Grant Grasmick are deemed to have shared voting and dispositive power with respect to the securities of Capricor Therapeutics, Inc. beneficially owned by Nancelou, Inc.

(2) Based on a total of 17,952,323 shares of Common Stock issued and outstanding immediately following the consummation by Capricor Therapeutics, Inc. of a registered direct offering of shares of Common Stock and simultaneous private placement of warrants to purchase shares of Common Stock on March 16, 2016.

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSONS GRANT GRASMICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- shares
	8	SHARED VOTING POWER 1,059,740 shares
	9	SOLE DISPOSITIVE POWER -0- shares
	10	SHARED DISPOSITIVE POWER 1,059,740 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,059,740 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (2)
14	TYPE OF REPORTING PERSON IN

(1) Comprised of 1,059,740 shares of Common Stock held in the name of Nancelou, Inc. Louis Grasmick and Nancy Grasmick, husband and wife, own 50% of Nancelou, Inc. as tenants by the entirety, and Grant Grasmick, the son of Louis Grasmick and Nancy Grasmick, owns the remaining 50% of Nancelou, Inc. Therefore, Louis Grasmick, Nancy Grasmick and Grant Grasmick are deemed to have shared voting and dispositive power with respect to the securities of Capricor Therapeutics, Inc. beneficially owned by Nancelou, Inc.

(2) Based on a total of 17,952,323 shares of Common Stock issued and outstanding immediately following the consummation by Capricor Therapeutics, Inc. of a registered direct offering of shares of Common Stock and simultaneous private placement of warrants to purchase shares of Common Stock on March 16, 2016.

All information in this Amendment No. 3 to Schedule 13D is being supplied solely by the Reporting Persons and only the Reporting Persons shall be deemed responsible for the accuracy of such information. This Amendment No. 3 to Schedule 13D is being filed by Nancelou, Inc., Louis Grasmick, Nancy Grasmick and Grant Grasmick pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D as filed jointly by Nancelou, Inc., Louis Grasmick, Nancy Grasmick and Grant Grasmick (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on December 4, 2013, as amended by (a) that certain Amendment No. 1 to Schedule 13D, filed jointly by the Reporting Persons with the SEC on January 26, 2015, and (b) that certain Amendment No. 2 to Schedule 13D, filed jointly by the Reporting Persons with the SEC on March 13, 2015 (as so amended, the “Initial Schedule 13D”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 of the Initial Schedule 13D is hereby amended by inserting the following language after the last paragraph of Item 3:

Pursuant to the terms of a Subscription Agreement, dated as of March 14, 2016, by and among the Issuer and certain investors identified therein (the “Subscription Agreement”), Nancelou purchased (i) an additional 20,304 shares of Common Stock at a purchase price of $2.40 per share, and (ii) a warrant to purchase 10,152 shares of Common Stock at a purchase price of $0.125 per share issuable upon exercise of the warrant, for an aggregate purchase price of approximately $50,000, using the working capital of Nancelou. The warrant purchased by Nancelou pursuant to the Subscription Agreement will initially be exercisable on the date that is six months and one day from the date of issuance.

Additionally, pursuant to the terms of the Subscription Agreement, Louis Grasmick and Nancy Grasmick, tenants by the entirety, purchased (i) 71,065 shares of Common Stock at a purchase price of $2.40 per share, and (ii) a warrant to purchase 35,532 shares of Common Stock at a purchase of $0.125 per share issuable upon exercise of the warrant, for an aggregate purchase price of approximately $175,000, using the personal funds of Louis Grasmick and Nancy Grasmick. The warrant purchased by Louis Grasmick and Nancy Grasmick, tenants by the entirety, pursuant to the Subscription Agreement will initially be exercisable on the date that is six months and one day from the date of issuance.

Item 4.	Purpose of Transaction

The last paragraph in Item 4 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Subscription Agreement

On March 14, 2016, Nancelou, among other investors (collectively, the “Investors”), entered into the Subscription Agreement with the Issuer, pursuant to which, on March 16, 2016, the Issuer issued and sold to Nancelou, and Nancelou purchased from the Issuer, 20,304 shares of Common Stock at a purchase price of $2.40 per share, which such shares were issued pursuant to the Issuer’s shelf registration statement on Form S-3 (File No. 333-207149), which was initially filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2015 and declared effective by the SEC on October 26, 2015 (the “Public Offering”). Also pursuant to the Subscription Agreement, on March 16, 2016, the Issuer issued and sold to Nancelou, and Nancelou purchased from the Issuer, in a concurrent private placement, a warrant to purchase up to 10,152 shares of Common Stock at a purchase price of $0.125 per share issuable upon exercise of the warrant. Such warrant has an exercise price of $4.50 per share, will initially be exercisable on the date that is six months and one day from the date of issuance, and will expire on the date that is three years from the date of issuance.

On March 14, 2016, Louis Grasmick and Nancy Grasmick, tenants by the entirety (the “Tenants by the Entirety”), also entered into the Subscription Agreement with the Issuer, pursuant to which, on March 16, 2016, the Issuer issued and sold to the Tenants by the Entirety, and the Tenants by the Entirety purchased from the Issuer, 71,065 shares of Common Stock at a purchase price of $2.40 per share pursuant to the Public Offering. Also pursuant to the Subscription Agreement, on March 16, 2016, the Issuer issued and sold to the Tenants by the Entirety, and the Tenants by the Entirety purchased from the Issuer, in a concurrent private placement, a warrant to purchase up to 35,532 shares of Common Stock at a purchase price of $0.125 per share issuable upon exercise of the warrant. Such warrant has an exercise price of $4.50 per share, will initially be exercisable on the date that is six months and one day from the date of issuance, and will expire on the date that is three years from the date of issuance.

In connection with the entry into the Subscription Agreement, the Issuer entered into a Registration Rights Agreement with the Investors, including Nancelou and the Tenants by the Entirety, on March 14, 2016 (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to (a) prepare and file with the SEC a registration statement to register for resale the shares of Common Stock issuable upon exercise of the warrants sold to the Investors within 90 calendar days following the closing of the offering, and (b) use its reasonable efforts to cause such registration statement to be declared effective by the SEC as soon as practicable.

The references to, and descriptions of, the Subscription Agreement, the Registration Rights Agreement and the warrants are not intended to be complete and are qualified in their entirety by reference to the full text of the Subscription Agreement, the Registration Rights Agreement and the form of warrant, forms of which are referenced as Exhibit D, Exhibit E and Exhibit F, respectively, to this Amendment No. 3 to Schedule 13D, and which are incorporated herein by reference.

The Reporting Persons acquired the Common Stock and warrants for investment purposes. The options described above were acquired by Louis Grasmick as compensation for services. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire shares of Common Stock, preferred stock or warrants of the Issuer, outside of those contemplated by the Merger Agreement, the Purchase Agreement, the Subscription Agreement or, in the case of Louis Grasmick, the Option. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Common Stock or other securities of the Issuer which they now own or may hereafter acquire. Any decision of the Reporting Persons to increase their holdings in Common Stock or securities convertible into Common Stock, will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Persons, tax considerations and general economic and market conditions. At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of Common Stock depending on those and other considerations.

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As of March 18, 2016, Nancelou beneficially owns 1,059,740 shares of Common Stock, which are held in the name of Nancelou. Louis Grasmick and Nancy Grasmick, husband and wife, own 50% of Nancelou as tenants by the entirety, and Grant Grasmick, the son of Louis Grasmick and Nancy Grasmick, owns the remaining 50% of Nancelou. Therefore, Louis Grasmick, Nancy Grasmick and Grant Grasmick are deemed to be the beneficial owners of the shares of Common Stock beneficially owned by Nancelou. In addition to having shared voting and dispositive power with respect to the shares beneficially owned by Nancelou, Louis Grasmick, as of March 18, 2016, holds options to purchase 404,303 shares of Common Stock that are exercisable within 60 days of March 18, 2016. Certain shares issuable upon the exercise of stock options held by Louis Grasmick are subject to early exercise under the Capricor Therapeutics, Inc. 2012 Non-Employee Director Stock Option Plan. As of March 18, 2016, Louis Grasmick has not indicated his intent to exercise early. If Louis Grasmick elects to take advantage of the early exercise feature and purchase shares prior to the vesting of such shares, the shares will be deemed restricted stock and will be subject to a repurchase option in favor of Capricor Therapeutics, Inc. if Louis Grasmick’s service to Capricor Therapeutics, Inc. terminates prior to vesting. Louis Grasmick has sole voting and dispositive power with respect to the shares of Common Stock issuable upon exercise of options held by him. As of March 18, 2016, in addition to having shared voting and dispositive power with respect to the shares beneficially owned by Nancelou, the Tenants by the Entirety beneficially own 77,015 shares of Common Stock held directly by Louis Grasmick and Nancy Grasmick, tenants by the entirety.

(b)	All ownership percentages are calculated based on a total of 17,952,323 shares of Common Stock issued and outstanding immediately following the consummation by Capricor Therapeutics, Inc. of a registered direct offering of shares of Common Stock and simultaneous private placement of warrants to purchase shares of Common Stock on March 16, 2016. Shares of Common Stock subject to options held by Louis Grasmick that are exercisable within 60 days of March 18, 2016 are deemed to be outstanding for the purpose of computing the percentage ownership of Louis Grasmick, but not of any other Reporting Person.

As a result of the foregoing, Nancelou is deemed to beneficially own 1,059,740 shares of Common Stock, or 5.9% of the shares of Common Stock that are issued and outstanding. Louis Grasmick is deemed to beneficially own 1,541,058 shares of Common Stock, or 8.4% of the shares of Common Stock that are issued and outstanding. Nancy Grasmick is deemed to beneficially own 1,136,755 shares of Common Stock, or 6.3% of the shares of Common Stock that are issued and outstanding. Grant Grasmick is deemed to beneficially own 1,059,740 shares of Common Stock, or 5.9% of the shares of Common Stock that are issued and outstanding.

(c)	Nancelou has the sole power to vote and dispose or direct the disposition of the 1,059,740 shares of Common Stock beneficially owned by it. Louis Grasmick and Nancy Grasmick, husband and wife, own 50% of Nancelou as tenants by the entirety, and Grant Grasmick owns the remaining 50% of Nancelou. Therefore, Louis Grasmick, Nancy Grasmick and Grant Grasmick are deemed to have shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by Nancelou. Additionally, Louis Grasmick is deemed to have sole voting and dispositive power with respect to the 404,303 shares of Common Stock issuable upon exercise of options held by Louis Grasmick that are exercisable within 60 days of March 18, 2016, and to have shared voting and dispositive power over the 77,015 shares of Common Stock that are beneficially owned by the Tenants by the Entirety. Nancy Grasmick is deemed to have shared voting and dispositive power over the 77,015 shares of Common Stock that are beneficially owned by the Tenants by the Entirety.

(d)	Except as set forth elsewhere in the Initial Schedule 13D, as amended by this Amendment No. 3 to Schedule 13D, none of the Reporting Persons has engaged in any transaction in any shares of common stock of the Issuer during the 60 days prior to the date of the filing of this Amendment No. 3 to Schedule 13D.

(e)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(f)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 6 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

The information in Item 3 and Item 4 is incorporated herein by reference.

Other than as described in the Initial Schedule 13D, as amended by this Amendment No. 3 to Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of Capricor Therapeutics, Inc.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit D	Subscription Agreement, dated as of March 14, 2016, by and among Capricor Therapeutics, Inc. and the Investors (incorporated by reference to Exhibit 10.1 to the Registrant’s Amendment No. 1 to Current Report on Form 8-K/A filed with the Securities and Exchange Commission on March 16, 2016).

Exhibit E	Registration Rights Agreement, dated as of March 14, 2016, by and among Capricor Therapeutics, Inc. and the Investors (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment No. 1 to Current Report on Form 8-K/A filed with the Securities and Exchange Commission on March 16, 2016).

Exhibit F	Form of Warrant, issued by Capricor Therapeutics, Inc. to the Investors on March 16, 2016 (incorporated by reference to Exhibit 4.2 to the Registrant’s Amendment No. 1 to Current Report on Form 8-K/A filed with the Securities and Exchange Commission on March 16, 2016).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2016

Nancelou, Inc.

By:	Louis Grasmick
Its:	President

By:	/s/ Louis Grasmick
Louis Grasmick, President

By:	/s/ Louis Grasmick
Louis Grasmick

By:	/s/ Nancy Grasmick
Nancy Grasmick

By:	/s/ Grant Grasmick
Grant Grasmick